NEWLAN LAW FIRM, PLLC

2201 Long Prairie Road, Suite 107-762

Flower Mound, Texas 75022

940-367-6154

May 2, 2022

Cheryl Brown

Law Clerk

Office of Energy and Transportation

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Principal Solar, Inc.
Offering Statement on Form 1-A
Filed February 23, 2022
Commission File No. 024-11809

Dear Ms. Brown:

This is in response to the letter of comment of the Staff dated March 17, 2022, relating to the captioned Offering Statement on Form 1-A of Principal Solar, Inc. (the “Company”). The comments of the Staff are addressed below, seriatim:

Form 1-A

Business, page 29

1.	Please expand your disclosure to discuss in greater detail your electric vehicle business, including quantifying your minority interest in eTruck and describing the material terms of your licensing agreement with IPLT for the exclusive and non-exclusive right to manufacture and distribute fully electric heavy vehicles in North American markets and acquisition of Double H Services. In addition, please clarify Double H Services' current business. In that regard, we note that here you describe Double H Services as a trucking company, but page F-10 describes it as a company providing contracted oilfield services to 16 companies.

Please be advised that, in response to such comment, additions to disclosure have been made.

Exhibits

2.	Please file your licensing agreement with IPLT and any agreement related to your acquisition of Double H Services and investment in eTruck as exhibits to this offering statement, or tell us why you believe you are not required to do so. Refer to Part III, Item17(6) of Form 1-A.

Please be advised that, in response to such comment, new Exhibits 6.988, 6.990, 6.991, 6.992 and 6.993 have been filed.

3.	Please have counsel revise its opinion to opine on all securities covered by the offering statement, including the 21,591,050 shares to be offered by the selling shareholder.

Please be advised that, in response to such comment, the opinion of counsel has been revised to include the 21,591,050 shares to be offered by the selling shareholder.

Please feel free to contact the undersigned at (940) 367-6154, should you have any questions regarding any of the Company’s responses.

We believe the Company’s Offering Statement is now in order for Qualification.

Thank you for your attention in this matter.

Sincerely,

NEWLAN LAW FIRM, PLLC

By: /s/ Eric Newlan
Eric Newlan
Managing Member

cc: Principal Solar, Inc.